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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               ADAC LABORATORIES
                           (NAME OF SUBJECT COMPANY)

                               ADAC LABORATORIES
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   005313200
                         (CUSIP NUMBER OF COMMON STOCK)

                                R. ANDREW ECKERT
                            CHIEF EXECUTIVE OFFICER
                               ADAC LABORATORIES
                                540 ALDER DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 321-9100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                              PAGE MAILLIARD, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                                      AND

                            STEVE L. CAMAHORT, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                      ONE MARKET, SPEAR TOWER, 33RD FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is ADAC Laboratories, a California corporation ("ADAC"). ADAC designs, develops, manufactures, sells and services medical imaging equipment and radiation therapy planning software systems used in hospitals and clinics worldwide. ADAC conducts its business primarily through its Medical Systems and Radiation Therapy Products ("RTP") business units. The address of ADAC's principal executive offices is 540 Alder Drive, Milpitas, CA 95035. The telephone number of the principal executive offices of ADAC is (408) 321-9100. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, no par value, of ADAC and the associated rights to purchase Series A Junior Participating Preferred Stock of ADAC (the "Common Stock"). As of November 12, 2000, there were 21,153,537 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The name, business address and business telephone number of ADAC, which is the person filing this Statement and the subject company, are set forth in Item 1 above.

     This statement relates to the tender offer being made by Philips Medical Acquisition Corporation, a Delaware corporation formerly known as Academy Acquisition Company (the "Purchaser") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Philips"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated November 14, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all the outstanding shares of Common Stock, at a price of $18.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (as it may be amended, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and
Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to ADAC's shareholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 12, 2000, by and among Philips, the Purchaser and ADAC (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the California General Corporation Law and the Delaware General Corporation Law, the Purchaser will be merged with and into ADAC (the "Merger"), with ADAC continuing as the surviving corporation and a subsidiary of Philips. A copy of the Merger Agreement is filed as Exhibit 3 hereto.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock that, together with the shares then owned by the Purchaser, any other subsidiary of Philips, Philips and Koninklijke Philips Electronics N.V., a Netherlands corporation and parent entity of Philips, would represent ninety percent of the total number of outstanding shares of Common Stock on a fully diluted basis (but excluding, solely for the purpose of calculating the total number of shares of Common Stock outstanding on a fully diluted basis, shares of Common Stock issuable upon exercise of any stock option as to which a duly executed Option Cancellation, as described in the Schedule TO under the caption "Treatment of Options," has been received by ADAC and Purchaser on or prior to the expiration of the Offer) and as will permit Purchaser to effect the Merger pursuant to Section 1110 of the CGCL (the "Minimum Condition"), and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the antitrust or competition laws and regulations of jurisdictions outside of the United States. The Offer also is subject to certain other conditions set forth in Annex A to the Merger Agreement. In the event that more than 50% and less than 90% of the shares are validly tendered and not withdrawn, Philips, under certain circumstances, may either exercise the Stock Option Agreement or reduce the number of shares subject to the offer to a number equal to 49.9% of the shares.

     As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 1251 Avenue of the Americas, New York, New York 10020. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser or Philips, and ADAC assumes no responsibility therefor.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between ADAC or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of ADAC, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between ADAC or its affiliates and (i) ADAC, its executive officers, directors or affiliates; or (ii) Philips or the Purchaser, their respective officers, directors or affiliates.

     In considering the recommendation of the Board of Directors of ADAC (the "Board of Directors") set forth in Item 4 below, ADAC's shareholders should be aware that certain executive officers of ADAC and certain members of the Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

     The Merger Agreement and Related Agreements. A summary of the material provisions of the Merger Agreement and the Stock Option Agreement related to it is included in "The Purpose of the Offer; Plans for the Company; The
Merger -- The Merger Agreement; The Stock Option Agreement" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the Stock Option Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement and Stock Option Agreement in their entirety for a more complete description of the material summarized in the Offer to Purchase.

     Employment and Other Agreements. In connection with the Merger, ADAC intends to offer continued employment to certain of its executive officers. These employment arrangements are more fully described under the caption "Employment" in the Offer to Purchase and that disclosure is incorporated herein by reference. Once the offer letters are finalized they will be filed as an amendment to this Schedule 14D-9. Philips Electronics North America and David Crussell, the current Senior Vice President of the Radiation Therapy Planning Division have entered into an employment agreement. This employment agreement is filed herewith as Exhibit 7 and incorporated herein by reference. Such agreement is described more fully in the Offer to Purchase under the caption "Employment."

     Executive Severance Agreements. ADAC has entered into Executive Severance Agreements (the "Agreements") with Ian Farmer, Gary Burbach, Neil Laird, and R. Andrew Eckert. These Agreements are described in Annex A hereto. Notwithstanding the foregoing, the value of any severance benefits described above shall be reduced by such amount necessary so that no portion of the severance is subject, in the opinion of tax counsel selected in good faith by ADAC, to excise taxes under Section 280G of the Internal Revenue Code.

     Supply Agreement. ADAC and Philips Medical Systems, International, an affiliate of Philips, are both parties to an agreement, dated as of July 19, 2000, with Premier, Inc. ("Premier"), pursuant to which they agreed to jointly supply Premier with imaging products and services for a multi-year period.

     Treatment of Options and Restricted Stock. In connection with the Merger, the unvested stock options and restricted stock held by ADAC's executive officers and directors pursuant to its 1992 Stock Option Plan, 1999 Long-Term Incentive Plan & 1999 Supplemental Incentive Plan and 1987 Directors' Stock Option Plan will be accelerated and fully vested. On October 20, 2000, ADAC granted Frank La Pallo and David

Crussell stock options to purchase 35,000 and 30,000 shares of common stock, respectively. Such options will be accelerated and fully vested in connection with the Merger. On the same date, ADAC also granted Gary Burbach, R. Andrew Eckert, Ian Farmer and Neil Laird 80,000, 135,000, 40,000 and 50,000 shares of restricted common stock, respectively, under the 1999 Long-Term Incentive Plan. Similarly such stock will fully vest in connection with the Merger.

                                                                                NUMBER OF SHARES OF
                                                                                 COMMON STOCK AND
                                                                              RESTRICTED STOCK GRANTS
                                                                           SUBJECT TO OPTIONS THAT WILL
                                                                                BECOME IMMEDIATELY
                                                                             EXERCISABLE IN CONNECTION
NAME                               POSITION                                       WITH THE MERGER
----                               --------                                ----------------------------
R. Andrew Eckert.................  Chairman and Chief Executive Officer               481,439
Gerhard Burbach..................  President and Chief Operating                      265,000
                                   Officer
Ian Farmer.......................  Senior VP Business Development                     165,000
Neil Laird.......................  Senior VP and Chief Financial                      127,500
                                   Officer
David Crussell...................  VP and General Manager, RTP                        108,125
Francis LaPallo..................  VP and General Counsel                              35,000
Debra Young......................  VP and Corporate Controller                         27,500
Stanley Czerwinski...............  Director                                            34,502
Denis Raney......................  Director                                            23,958
David Rollo......................  Director                                            26,041
Edmund Shea......................  Director                                             8,958
Donald Fowler....................  Director                                            20,000

     Indemnification. Philips has agreed to indemnify present and former directors, officers, employees and agents of ADAC and its subsidiaries as of the effective time of the Merger against, and advance expenses in connection with, any costs, expenses, judgements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior such effective time to the fullest extent permissible under California General Corporation Law and the provisions of the ADAC Articles of Incorporation or bylaws in effect on November 12, 2000. Furthermore, Philips has also agreed to maintain, for six years, ADAC's policy of directors' and officers' insurance or, if doing so would exceed certain cost limitations, a policy of directors' and officers' liability insurance within such cost limitations with respect to matters occurring on or before the effective time of the Merger for the benefit of the directors and officers of ADAC.

     Employee Retention Pool. The Merger Agreement permits ADAC to establish a pool of $250,000 in cash for making payments prior to the effectiveness of the Merger in connection with employee retention.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation

     The Board of Directors has (1) unanimously determined that each of the Merger Agreement, the Offer and the Merger is fair to, and in the best interests of, the shareholders of ADAC, (2) duly approved the Merger Agreement, the Stock Option Agreement and other agreements related thereto and the transactions contemplated thereby, including the Offer and the Merger, and (3) unanimously recommended that the shareholders of ADAC accept the Offer and approve and adopt the Merger Agreement and the Merger.

     A copy of the joint press release issued by ADAC and Philips on November 13, 2000 announcing the Merger and the Offer is filed herewith as Exhibit 4 and is incorporated herein by reference. A copy of a letter to ADAC's shareholders communicating the recommendation of the Board of Directors is filed herewith as
Exhibit 5 and is incorporated herein by reference.

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

  (b) Background of the Transaction; Reasons for the Board of Director's Recommendation

     Background of the Transaction.

     On an ongoing basis, the Board of Directors of ADAC evaluates ADAC's strategic alternatives, including possible strategic business combinations and continuing as a stand alone company. In early February 2000, the Board of Directors retained Bear, Stearns & Co. Inc. ("Bear Stearns") to assist ADAC's management in this evaluation. ADAC's management and Bear Stearns identified and contacted nine (including Philips) prospective strategic partners for ADAC based on strategic fit and their determination of which entities would most likely be interested in engaging in a strategic combination or arrangement with ADAC. Four of those parties expressed an interest in a potential transaction and were provided with a limited amount of information concerning ADAC after executing appropriate confidentiality agreements. Subsequently, however, only one of the parties, Philips, provided a proposal to acquire ADAC.

     On March 20, 2000, Philips and ADAC entered into a customary confidentiality agreement.

     In mid-April 2000, Philips provided a preliminary non-binding proposal, subject to due diligence and several conditions, to acquire ADAC for up to $18.00 per share of Common Stock.

     On May 4, 2000, Bear Stearns discussed the preliminary proposal from Philips with the Board of Directors, and the Board of Directors agreed to pursue further discussions with Philips. Bear Stearns also made a presentation to the Board of Directors concerning the status of discussions with the other four parties who had entered into confidentiality agreements and received information concerning ADAC.

     In mid-May 2000, Philips began the first phase of its due diligence investigation of ADAC. For the next month or so, Philips conducted this investigation.

     During the week and a half beginning on June 23, 2000, Philips's management representatives outlined a plan for a second phase of due diligence but indicated that certain items uncovered in the first phase of their due diligence would prevent them from recommending an acquisition of ADAC to the Board of Directors of Philips. In light of the protracted process involved and the lack of a clear path to acceptable transaction terms, ADAC did not agree to the Philips plan for a second phase of due diligence. However, both ADAC and Philips expressed a desire to keep lines of communication open about a potential strategic relationship.

     On July 19, 2000, ADAC and an affiliate of Philips entered into a contract with Premier to jointly supply Premier with imaging products and services.

     Between August and October of 2000, there were numerous conversations between representatives of Bear Stearns and certain senior officers of Philips based in the United States regarding a potential acquisition of ADAC. The Board of Directors met on August 10, 2000 and discussed strategic alternatives.

     On October 10, 2000, ADAC announced the sale of its Cardiology Systems Group to Camtronics, Ltd. a subsidiary of Analogic Corporation.

     On October 20, 2000, Philips representatives met with senior management from ADAC in Milpitas, California to discuss ADAC's financial performance.

     On October 24, 2000, ADAC announced entering into a definitive agreement to sell all of the stock of ADAC Healthcare Information Systems, Inc. to Cerner Corporation.

     On November 2 and 3, 2000, senior officers and advisors from ADAC and Philips met in New York to discuss due diligence items and an action plan for negotiating a merger agreement. Philips offered $16 per share of Common Stock subject to completion of six weeks of due diligence. ADAC rejected the proposal. Philips increased its offer to $17.00 per share of Common Stock subject to three weeks of due diligence. ADAC rejected the revised proposal as well.

     On November 7, 2000, Philips offered $18.50 per share of Common Stock subject to completion of its due diligence and negotiation of definitive agreements within a week.

     On November 9, 2000, the Board of Directors of ADAC met with representatives of ADAC's management, outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., and Bear Stearns and reviewed and discussed the terms of the proposed acquisition and the status of the negotiations. At the meeting, outside counsel gave a presentation to the Board of Directors on the terms of the Merger Agreement and Stock Option

Agreement, the structure of the Offer and the Merger and the Board of Director's fiduciary duties. In addition, representatives from Bear Stearns reviewed the financial aspects of the proposed transaction.

     On November 12, 2000, the Board of Directors of ADAC met telephonically and reviewed and discussed the proposed acquisition. Management and outside counsel provided the Board of Directors with an update on the on the terms of the Merger Agreement and related documents. The Board of Directors also received an opinion from Bear Stearns that as of the date of the meeting, $18.50 cash per share of Common Stock consideration to be received by the holders thereof pursuant to the Offer and the Merger as contemplated in the Merger Agreement was fair from a financial point of view to ADAC's shareholders. The full text of such opinion is attached hereto as Exhibit 6. Following additional discussion of the terms of the proposed acquisition, the Board of Directors unanimously:

     - determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Common Stock;

     - approved and adopted the Merger Agreement and related Stock Option Agreement and the transactions contemplated thereby; and

     - resolved to recommend that the shareholders of ADAC accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

     On the evening of November 12, 2000, following the meeting of the Board of Directors of ADAC, the Merger Agreement and related Stock Option Agreement were executed by ADAC, the Purchaser and Philips.

     Reasons for the Recommendation of the Board of Directors of ADAC. In approving the Merger Agreement and Stock Option Agreement and the transactions contemplated thereby, and recommending that the shareholders accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby, the Board of Directors considered a number of factors, including:

     - the financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

     - Bear Stearns' opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $18.50 cash per share of Common Stock consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger was fair to the shareholders of ADAC, from a financial point of view (the "Fairness Opinion") and its presentation with respect to that opinion;

     - the long-term prospects of ADAC and its core business of nuclear medicine, particulary in light of slowing growth in that market;

     - ADAC's difficulties as an independent company to effectively compete with larger competitors given the shift in customer focus from technological superiority to price and breadth of product offerings;

     - the failure of any of the other potential bidders to submit a bona fide proposal to acquire ADAC;

     - the view of the Board of Directors, based in part upon the presentation of management and Bear Stearns, regarding the likelihood of a superior offer arising;

     - the continued investment required in building ADAC's infrastructure;

     - the provisions of the Merger Agreement, including the provisions allowing ADAC to respond to certain unsolicited inquiries concerning an acquisition of ADAC, and the provisions which permit ADAC to terminate the Merger Agreement upon payment of a break-up fee under certain circumstances;

     - the fact that Philips' and the Purchaser's obligations under the Offer were not subject to any financing condition; and

     - Philips's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors. Rather, the Board of Directors made its determination that the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the shareholders of ADAC based on the totality of the information presented to and considered by the Board of Directors.

     The full text of Bear Stearns' written opinion discussed in the second bullet point above, which sets forth, among other things, the assumptions made, matters considered and limitations in the review undertaken by Bear Stearns in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. Bear Stearns' opinion is directed only to the Board of Directors, addresses only the fairness of $18.50 per share of Common Stock, from a financial point of view, to be received in the Offer and the Merger by holders of Common Stock and does not constitute a recommendation to any shareholder to adopt the Merger Agreement, or to tender shares pursuant to the Offer. Holders of shares of Common Stock are urged to read the opinion carefully and in its entirety. The summary of the opinion of Bear Stearns in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

     To ADAC's knowledge, all its executive officers, directors, affiliates or subsidiaries currently intend to tender all shares of Common Stock that are held of record or are beneficially owned by them pursuant to the Offer, other than the Common Stock, if any, held by such persons that, if tendered, could cause them to incur liability under section 16(b) of the Securities Exchange Act of 1934.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to a letter agreement entered into on March 29, 2000, ADAC retained Bear Stearns as ADAC's exclusive financial advisor to provide financial advisory and investment banking services in connection with potential business combinations involving ADAC or any of its business units. Pursuant to the terms of the letter agreement, ADAC agreed to pay Bear Stearns, in connection with a business combination involving ADAC, (i) a cash fee of $600,000 payable upon the earlier of Bear Stearns rendering its fairness opinion or the execution by ADAC of an agreement relating to any business combination involving ADAC during the term of the letter agreement or within 12 months thereafter and (ii) a transaction fee (calculated as set forth below and against which the $600,000 fee would be credited) if any business combination involving ADAC was consummated during the term of the letter agreement or within 12 months thereafter. The transaction fee with respect to the Offer and the Merger is to be calculated as 0.975% of the total consideration. In addition, ADAC agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel and of other consultants and advisors, and to indemnify Bear Stearns against liabilities and expenses arising out of the engagement and the transactions in connection therewith.

ITEM 6.  INTEREST IN SECURITIES OF THE COMPANY

     Except as set forth below, no transactions in the Common Stock have been effected in the past 60 days by ADAC or any subsidiary of ADAC, or, to the knowledge of ADAC, any affiliate or any executive officer or director of ADAC. On October 24, 2000, ADAC Healthcare Information System, Inc. ("HCIS") a Texas corporation, a wholly-owned subsidiary entered into an Agreement and Plan of Merger with ???? Corporation, a Delaware corporation, and ??? RIS Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ???? Corporation, whereby ???? ???? Heis will be the surviving corporation and a wholly-owned subsidiary of ????? Corporation. On November 7, 2000, Heis sold its cardiology assets to ????????????, Ltd. pursuant to an Asset Purchase Agreement.

     On October 20, 2000, ADAC granted Frank La Pallo and David Crussell stock options to purchase 35,000 and 30,000 shares of Common Stock, respectively. On the same date, ADAC also granted Gary Burbach, R. Andrew Eckert, Ian Farmer and Neil Laird 80,000, 135,000, 40,000 and 50,000 shares of restricted Common Stock, respectively, under the 1999 Long-Term Incentive Plan.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by ADAC in response to the Offer that relates to: (i) a tender offer for or other acquisition of ADAC's securities by ADAC, any subsidiary of ADAC or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ADAC or any subsidiary of ADAC; (iii) any purchase, sale or transfer of a material amount of assets of ADAC or any subsidiary of ADAC; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of ADAC.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     Rights Agreement. In 1996, ADAC authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record at the close of business on May 8, 1996 ("Right"), and authorized the issuance of one Right with each future share of common stock issued by ADAC before the Rights became exercisable, or before the Rights are redeemed by ADAC, or before the Rights expire on April 21, 2006. The Rights will attach to all certificates representing shares of outstanding common stock of ADAC and will not be exercisable or transferable apart from the common stock until ten days after, among other things, another person or group of persons acquires 15 percent or more of ADAC's outstanding common stock or commences a tender or exchange offer for at least 15 percent of ADAC's common stock.

     ADAC and the Rights Agent under the Rights Agreement amended the Rights Agreement as of November 12, 2000 to provide, among other things, that neither the Offer nor the Merger will constitute a "Shares Acquisition Date" or give rise to a "Distribution Date," in each case, for the purposes of and as defined in the Rights Agreement, and that Philips, Purchaser, or any of their affiliates, will not be considered an "Acquiring Person" for the purposes of and as defined in the Rights Agreement solely by reason of the execution of the Merger Agreement or consummatic of any of the transactions contemplated thereby, including without limitation, the execution of the related Stock Option Agreement, the commencement or consummation of the Offer or the consummation of the Merger, or any announcement relating thereto. The Rights Agreement was further amended to revise the definition of the "Final Expiration Date" of the Rights to include "immediately prior to the Effective Time (as defined in the Merger Agreement)."

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Merger Sub, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of ADAC's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Offer to Purchase dated November 14, 2000 (incorporated by reference to Exhibit 99(a)(1) to the Schedule TO).
Exhibit 2.  Letter of Transmittal (incorporated by reference to Exhibit
            99(a)(2) to the Schedule TO).
Exhibit 3. Agreement and Plan of Merger dated as of November 12, 2000 among Philips, the Purchaser and ADAC (incorporated by reference to Exhibit 99(d)(1)(A) to the Schedule TO).
Exhibit 4.  Letter to Shareholders dated November 14, 2000.
Exhibit 5.  Press Release, dated November 13, 2000, of ADAC and Philips
            (incorporated by reference to Philips' filing of such on Schedule TO dated November 13, 2000).
Exhibit 6.  Opinion of Bear Stearns (attached to this Statement as Annex
            B).
Exhibit 7.  Employment Agreement dated November 14, 2000, between
            Philips and David Crussell.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ADAC LABORATORIES

                                          By: /s/ R. Andrew Eckert
                                          --------------------------------------
                                          Name: R. Andrew Eckert
                                          --------------------------------------
                                          Title: Chairman of the Board
                                          --------------------------------------

Dated: November 14, 2000

                                    ANNEX A

                               ADAC LABORATORIES
                                540 ALDER DRIVE
                           MILPITAS, CALIFORNIA 95035

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 14, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of ADAC Laboratories ("ADAC"). You are receiving this Information Statement in connection with the possible election of persons designated by Philips Medical Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Philips"), to a majority of seats on the Board of Directors of ADAC (the "Board of Directors" or the "Board"). On November 12, 2000, ADAC entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and Philips, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares of common stock, no par value, of ADAC and the associated rights to purchase Series A junior participating preferred stock of ADAC (the "Common Stock"), at a price per share of $18.50 (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 14, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to holders of Common Stock and are filed as Exhibits
and      , respectively, to the Tender Offer Statement on Schedule TO (as
amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on November 14, 2000. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Common Stock pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the California General Corporation Law and Delaware General Corporation Law, Purchaser will be merged with and into ADAC (the "Merger"). As a result, ADAC will continue as the surviving corporation (the "Surviving Corporation") and will become a subsidiary of Philips. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Common Stock held in the treasury of ADAC or by Philips or any of its other subsidiaries, which will be cancelled, and other than Common Stock held by shareholders who will have demanded and perfected appraisal rights under the California General Corporation Law) will be cancelled and converted automatically into the right to receive $18.50 in cash, or any higher price that may be paid per share of Common Stock in the Offer, without interest (the "Merger Consideration"). Shareholders who demand and fully perfect appraisal rights under California General Corporation Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Common Stock as determined pursuant to the procedures prescribed by California General Corporation Law.

     The Offer, Merger and Merger Agreement and agreements related to it are more fully described in the Statement, to which this Information Statement forms Annex A, which was filed by ADAC with the Commission on November 14, 2000 and which is being mailed to holders of Common Stock along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Philips, Purchaser or Purchaser Designees (as defined below) has been provided by Philips. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 14, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, December 12, 2000, unless Purchaser extends it.

                                    GENERAL

     The Common Stock is the only class of equity securities of ADAC outstanding which is currently entitled to vote at a meeting of the shareholders of ADAC. Each share of Common Stock entitles the holder thereof to one vote. As of the close of business on November 12, 2000, there were 21,153,537 outstanding shares of Common Stock, of which Philips and Purchaser owned no Common Stock.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

     The Merger Agreement provides that, immediately following the purchase of and payment for Common Stock by Purchaser pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchases bears to the total number of Common Stock then outstanding.

     The Merger Agreement provides that ADAC will increase the size of the Board or use its best efforts to secure the resignations of incumbent directors, or both, as is necessary to permit the Purchaser Designees to be elected to the Board of Directors.

     At such times, if so requested, ADAC will use its best efforts to cause persons designated by Purchaser to constitute the same percentages as Purchaser Designees shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of ADAC, and (iii) each committee of each such board, in each case only to the extent of ADAC's ability to elect such persons. Notwithstanding the foregoing, until the Effective Time, the Board of Directors shall have at least three members who are neither officers of Philips nor designees, shareholders or affiliates of Philips or Philips' affiliates.

     ADAC will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

     The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of ADAC if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, ADAC. The Purchaser has advised ADAC that, to the best of Purchaser's knowledge, except as set forth below, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of ADAC, nor has any such person been involved in any transaction with ADAC or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Purchaser and ADAC that have been described in the Statement.

     The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Philips. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is 1251 Avenue of the Americas, New York, NY 10020.

                                                                PRESENT PRINCIPAL OCCUPATION OR
      NAME AND BUSINESS                                            EMPLOYMENT AND FIVE-YEAR
           ADDRESS                        OFFICE(S)                   EMPLOYMENT HISTORY
------------------------------  ------------------------------  -------------------------------
William E. Curran.............  President; Director             Chairman, President and
                                                                Director of Philips Holding USA
                                                                Inc. Senior Vice President and
                                                                Chief Financial Officer of
                                                                Philips Electronics North
                                                                America Corporation since
                                                                February 1996. Prior to that
                                                                time, Vice President, Chief
                                                                Operating Officer and Chief
                                                                Financial Officer of Philips
                                                                Medical Systems.
Belinda W. Chew...............  Vice President; Director        Senior Vice President,
                                                                Secretary and Director of
                                                                Philips Holding USA Inc. Senior
                                                                Vice President, Secretary and
                                                                General Counsel of Philips
                                                                Electronics North America
                                                                Corporation since January 1999.
                                                                Prior to that time, General
                                                                Counsel of Philips Consumer
                                                                Communications L.P. Prior to
                                                                October 1997, Counsel of
                                                                Philips Electronics North
                                                                America Corporation.
Paul S. Friedlander...........  Vice President                  Vice President - Tax, Vice
                                                                President of Philips Holding
                                                                USA Inc.
Martha Lee....................  Vice President                  Senior Vice President and Chief
                                                                Financial Officer, PENAC and
                                                                Senior Vice President of
                                                                Philips Holding USA Inc. since
                                                                March, 2000. Prior to that
                                                                time, Senior Vice President and
                                                                CFO, APAC Division of Philips
                                                                Consumer Communications; Senior
                                                                Vice President and CFO,
                                                                Wireless Division of Philips
                                                                Consumer Communications; Vice
                                                                President and CFO, Advance
                                                                Transformer Co., a division of
                                                                Philips.
Warren T. Oates, Jr...........  Secretary                       Director - Legal Administration
                                                                and Assistant Secretary, PENAC
                                                                and Assistant Secretary for
                                                                Philips Holding USA Inc.

                    SECURITY OWNERSHIP BY CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth, as of November 12, 2000, the number and percentage of shares of Common Stock beneficially owned (as defined in Rule 13d-3 adopted under the Securities Exchange Act of 1934) by (a) each director, each of the Chief Executive Officer and the four other most highly compensated executive officers of ADAC ("Named Executive Officers"), (b) all directors and executive officers of ADAC as a group, and (c) all persons known to ADAC to own beneficially more than five percent (5%) of any class of voting securities of ADAC.

     All such persons have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as otherwise stated in the following footnotes or as may be shared with a spouse.

                                                                BENEFICIAL       PERCENT OF
                                                               OWNERSHIP OF        VOTING
                                                              COMMON STOCK(1)    SHARES(1)
                                                              ---------------    ----------
(a) DIRECTORS, NOMINEES AND CERTAIN EXECUTIVE OFFICERS
Stanley D. Czerwinski.......................................        80,833(2)          *
R. Andrew Eckert............................................       558,466(3)        2.6%
Donald E. Fowler............................................            --             *
Dennis R. Raney.............................................         8,875(4)          *
F. David Rollo..............................................        51,459(5)          *
Edmund H. Shea, Jr..........................................       513,066(6)        2.4%
Bruce M. Blanco.............................................        16,875(6)          *
Gerhard F. Burbach..........................................       205,000(7)          *
David Crusell...............................................        40,834(8)          *
Ian R. Farmer...............................................       191,599(9)          *
Neil J. Laird...............................................        62,699(1)          *
All directors and executive officers a group (9 persons)....     1,712,831(11)       8.1%

(b) OTHER PRINCIPAL SHAREHOLDERS
Neuberger Berman LLC
  605 Third Avenue
  New York, NY 10158........................................     1,597,050(12)       7.5%
FMR Corp.
  82 Devonshire Street
  Boston, MA 02109..........................................     2,890,900(13)      13.7%

---------------
  *  Less than one percent (1%).

 (1) Based on information furnished by the persons named and           shares of
     Common Stock outstanding as of                , 2000. All references to
     options include options that were exercisable on                     and
     within sixty (60) days thereafter.

 (2) Includes 57,508 shares issuable upon exercise of options held by Mr. Czerwinski.

 (3) Includes 300,000 shares issuable upon exercise of options and 235,000 shares of restricted stock held by Mr. Eckert.

 (4) Includes 6,875 shares issuable upon exercise of options held by Mr. Raney.

 (5) Includes 36,458 shares issuable upon exercise of options held by Dr. Rollo.

 (6) Includes 31,874 shares issuable upon exercise of options held by Mr. Shea. Also includes 85,580 shares held by J.F. Shea, Co., Inc. and 11,506 shares held by Mrs. Shea, as to which Mr. Shea disclaims beneficial interest.

 (7) Includes 100,000 shares issuable upon exercise of options and 105,000 shares of restricted stock held by Mr. Burbach.

 (8) Includes 38,875 shares issuable upon exercise.

 (9) Includes 125,000 shares issuable upon exercise of options and 65,000 shares of restricted stock held by Mr. Farmer.

(10) Includes 12,500 shares issuable upon exercise of options and 50,000 shares of restricted stock held by Mr. Laird.

(11) Includes options to purchase             shares of Common Stock held by all
     directors and executive officers as a group.

(12) ICM, Asset Management, Inc. has sole voting power over 972,200 shares and sole dispositive power over 1,597,050.

(13) Wellington Management Company, LLP has shared voted power over 857,300 shares and shared dispositive power over 1,120,600 shares.

    [Specify any change of control of ADAC since the beginning of the last fiscal year]

    [Specify any material proceeding in which a director, officer or 5% holder is adverse to ADAC.]

                               BOARD OF DIRECTORS

     At each annual meeting of shareholders, directors will be selected to serve until the next succeeding annual meeting and until their successors are elected and shall have qualified. Biographical information on each director, including his or her age, follows:

     There is no family relationship between any director or executive officer of ADAC.

     Mr. Czerwinski, age 64, was elected a director in November 1991 and served as Chairman of the Board of ADAC from February 1992 until March 1996. Mr. Czerwinski previously served as ADAC's Chief Executive Officer, President and Chief Operating Officer at various times since January 1991. He originally joined ADAC in May 1986. Mr. Czerwinski is currently serving as a consultant to ADAC. Prior to joining ADAC, Mr. Czerwinski served for seventeen years in various management capacities at TRW.

     Mr. Eckert, age 39, was elected a director in April 1996 and Chairman of the Board in April 1999. He has served as Chief Executive Officer of ADAC since August 1997. From March 1997 until August 1997, Mr. Eckert served as the President and Chief Operating Officer of ADAC. From November 1994 to March 1997, he served as President and General Manager of ADAC Medical Systems, and from February 1992 to November 1994, he served as Executive Vice President and General Manager of ADAC's nuclear medicine business. Mr. Eckert joined ADAC in February 1990 and from that date until February 1992 held several other senior management positions with ADAC. Prior to joining ADAC, Mr. Eckert worked in the venture capital and investment banking industries with Summit Partners and Goldman Sachs, respectively.

     Mr. Fowler, age 62, was elected a director in March 2000. Mr. Fowler is currently on the boards of directors of ECCS Inc and TelCom Semiconductor. From 1996 to 1999, he was Chairman, President and Chief Executive Officer of ET Communications. Prior to this, he served as Chief Executive Officer of World's Inc. From 1986 to 1996, Mr. Fowler was Senior Vice President, General Manager and a member of the Executive Committee at Tandem Computers. From 1976 to 1986 he was a managing principal of information technology at Bechtel Group, and prior to that served in a number of capacities at IBM for 11 years.

     Mr. Raney, age 58, was elected a director in March 1999. Mr. Raney is currently the Senior Vice President and Chief Financial Officer of Novell, Inc., a publicly-traded software company, which he joined in March 1998. In the preceding year, Mr. Raney served as Executive Vice President and Chief Financial Officer of QAD, Inc., a producer of enterprise resource planning software. From May 1996 to February 1997, he served as Executive Vice President and Chief Financial Officer of California Microwave, Inc., 4 a manufacturer of wireless and satellite communications equipment and systems; and from December 1995 to May 1996, as Chief Financial Officer of General Magic, Inc., a developer of mobile computing agents. During the period of October 1993 through December 1995, Mr. Raney was the Senior Vice President and Chief Financial Officer of the Pharmaceutical Products Group for Bristol Myers Squibb Company, and prior to that served in a number of capacities at Hewlett-Packard Company for more than 24 years.

     Dr. Rollo, age 61, was elected a director in 1991. In October 1999 Dr. Rollo joined ADAC and is currently serving as its Chief Medical Officer. From May 1996 to September 1999, Dr. Rollo was the Senior Vice President of Medical Affairs and Executive Medical Director of Raytel Medical Corporation, a leading cardiology services company. From April 1995 to May 1996, Dr. Rollo served as Senior Vice President of Medical Affairs for HCIA, a healthcare information company that develops and markets clinical and financial decision support systems. From October 1992 to April 1995, he served as President and Chief Executive Officer of MetriCor, Inc., a corporation engaged in medical technology, quality assurance and health information management consulting services. From 1984 until October 1992, Dr. Rollo served as Senior Vice President-Medical Affairs for Humana Inc. Prior to that, he served as Vice President for Humana from 1980 until 1984. He has held various academic and administrative positions with Vanderbilt University Medical Center since 1977, currently serving as Adjunct Professor of Radiology.

     Mr. Shea, age 71, was elected a director in 1987. He co-founded, and since 1968 has served as the Executive Vice President and a director of J.F. Shea Co., Inc., a diversified construction, land development and venture investments company. He also serves as a director of Ironstone Group, Inc., a real and personal property tax appeal company.

(a) DIRECTOR COMPENSATION

     During fiscal 1999, each non-employee director other than Mr. Raney and Mr. Fowler received an option to purchase 3,333 shares of ADAC's Common Stock under ADAC's Directors' Stock Option Plan, which vests in full on the first anniversary of the date of grant. In accordance with the terms of the Directors' Stock Option Plan, Mr. Raney received an option to purchase 20,000 shares of ADAC's Common Stock under that Plan when he joined the Board of Directors. This option vests ratably over a four-year period. In addition, each non-employee director received an annual retainer of $10,000, payable in quarterly installments, and $2,500 for each Board meeting attended in person and $500 for each Board meeting attended by telephone.

(b) COMMITTEES OF THE BOARD

     The Board of Directors of ADAC held a total of four regular meetings and nine special meetings during the fiscal year ended October 3, 1999. Each of the directors attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board on which he served. The Board of Directors presently has an Audit Committee, a Compensation Committee, and a Nominating Committee. The members of the Audit Committee are Messrs. Raney, Shea and Fowler. The members of the Compensation Committee are Messrs. Raney and Shea, and the members of the Nominating Committee are Messrs. Raney and Shea.

     The Audit Committee, among other things, oversees ADAC's internal controls and financial reporting, as well as ADAC's compliance with legal and regulatory matters. The Compensation Committee's responsibilities include setting the compensation for ADAC's executive officers, approving grants of stock options and other long-term incentives to employees, and administering ADAC's long-term incentive plans. The Nominating Committee is responsible for nominating directors to serve on the Board and the various committees of the Board, nominating directors to fill vacancies and nominating a director to serve as Chairman of the Board. The Nominating Committee will consider nominations recommended by security holders provided that nominations are submitted in writing to Mr. Eckert, Chairman of the Nominating Committee, no later than September 30, 2000.

(c) 1999 BOARD AND COMMITTEE MEETINGS

     The Board of Directors of ADAC held a total of four regular meetings and nine special meetings during the fiscal year ended October 3, 1999. Each of the directors attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board on which he served. The Audit Committee met seven times, the Compensation Committee met five times and the Nominating Committee met once in fiscal 1999.

                               EXECUTIVE OFFICERS

     In addition to Mr. Eckert, who is a director, the names, ages and experience of the executive officers of ADAC are as follows:

     Mr. Gerhard F. Burbach, age 38, currently serves as President of the Medical Systems division of ADAC. From September 1996, when he joined ADAC, until September 1998, Mr. Burbach served as Senior Vice President and General Manager of the Radiation Therapy Products division of ADAC. Prior to joining ADAC, from 1990 to 1996, Mr. Burbach was a Senior Engagement Manager for McKinsey & Company, a management consulting firm.

     Mr. David Crussell, age 38, currently serves as Senior Vice President, General Manager of the Radiation Therapy Planning Division of ADAC. From 1994 when he joined ADAC, until 1995 Mr. Crussell served as Manager of Software Engineering for Nuclear Medicine. From 1995 until 1998, he served as Vice President of Operations and General Manager of ADAC's Radiology Information Systems business in Houston, Texas. In 1998 until October 1999, Mr. Crussell served as ADAC's Vice President of Information System Technology. Prior to joining ADAC, Mr. Crussell served for eight years in various software engineering management and project leadership notes for the Nuclear Medicine and PET division of General Electric Medical Systems.

     Mr. Ian R. Farmer, age 51, currently serves as Senior Vice President of Business Development for ADAC. From 1995 to 1998, he served as Senior Vice President and General Manager of Nuclear Medicine. From 1993, when he joined ADAC, until 1995, he served as Vice President of Marketing.

     Mr. Neil J. Laird, age 48, has served as ADAC's Senior Vice President and Chief Financial Officer since September 1999, when he joined ADAC. From March 1999 until September 1999, Mr. Laird served as Vice President and Chief Operating Officer of Coherent Medical Group, and from 1998 until March 1999 he served as Vice President of Finance of Coherent Medical Group. From 1980 to 1997, he held various finance positions with Measurex Corporation and was Vice President and Corporate Controller from 1994 to 1997.

     The term of office of each of the above-named executive officers is at the pleasure of the Board of Directors. To the knowledge of ADAC, there are no arrangements or understandings between these officers and any other person pursuant to which any of these officers was elected as an officer.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The Securities and Exchange Commission's rules under Section 16 of the Securities Exchange Act of 1934, as amended, require ADAC's officers and directors, and persons who own more than ten percent (10%) of a registered class of ADAC's equity securities, to file reports showing their initial stock ownership and subsequent changes in such ownership with the SEC by specific dates.

     Based solely on its review of the copies of such forms received by it or written representations from ADAC's appropriate officers and directors, ADAC believes that, during the 1999 fiscal year, all filing requirements applicable to its officers and directors were complied with.

                    EXECUTIVE COMPENSATION AND BENEFIT PLANS

(d) EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by ADAC to its Chief Executive Officer and the Named Executive Officers who were serving as executive officers at the end of the fiscal year ended October 3, 1999.

                                     ANNUAL COMPENSATION                    LONG-TERM COMPENSATION           LONG-TERM COMPENSATION
                           ---------------------------------------   ------------------------------------   ------------------------
                                                                     RESTRICTED   ADAC STOCK   HCIS STOCK   LONG TERM
                           FISCAL     BASE                             STOCK        OPTION       OPTION     INCENTIVE    ALL OTHER
NAME AND CURRENT POSITION   YEAR     SALARY     BONUS     OTHER(1)     AWARDS       AWARDS     AWARDS(2)     PAYOUTS    COMPENSATION
-------------------------  ------   --------   --------   --------   ----------   ----------   ----------   ---------   ------------
R. Andrew Eckert........    1999    $500,000   $181,250     --        $220,000     100,000       75,000        --           --
  Chief Executive Officer   1998     450,000    240,000                     --     170,000      107,931        --           --
                            1997     325,000    155,000                     --     100,000           --        --           --
Bruce M. Blanco(3)......    1999    $157,503   $ 83,946     --              --      50,000           --        --           --
  Vice President, Finance   1998     145,976     45,125     --              --      27,500           --        --           --
Gerhard F. Burbach(3)...    1999    $225,000   $175,950     --        $181,250      90,000           --        --           --
  President, ADAC Medical
    Systems                 1998     154,000    138,000     --              --      75,000           --        --           --
Ian R. Farmer(3)........    1999    $190,000   $156,085     --        $181,250      50,000       15,000        --           --
  Senior Vice President,    1998     175,000    109,000     --              --      55,000           --        --           --
  Business Development
Neil J. Laird(4)........    1999          --         --     --              --      50,000           --        --           --
  Senior Vice President,
  Chief Financial Officer

---------------
(1) Not included in the compensation table are certain perquisites and other benefits which do not, in the aggregate, exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for each named executive officer.

(2) Represents options granted by ADAC's subsidiary, ADAC Healthcare Information Systems, Inc. ("HCIS"), under the 1997 HCIS Stock Option Plan.

(3) Messrs. Blanco, Burbach and Farmer became executive officers of ADAC in fiscal 1998.

(4) Mr. Laird became an executive officer of ADAC at the end of fiscal 1999. Mr. Laird's base salary and bonus compensation for fiscal 1999 are not disclosed because they did not exceed $100,000 for that period.

(e) STOCK OPTION TRANSACTIONS IN 1999

     The following table sets forth certain information concerning stock option grants made to certain executive officers during fiscal 1999. No other option grants were made to the named executive officers during fiscal 1999.

                  OPTION/SAR GRANTS IN LAST FISCAL YEAR (1999)

                                  INDIVIDUAL GRANTS(1)                               POTENTIAL REALIZABLE
                        -----------------------------------------                      VALUE AT ASSUMED
                        NUMBER OF       % OF TOTAL                                     ANNUAL RATES OF
                        SECURITIES       OPTIONS                                   STOCK PRICE APPRECIATION
                        UNDERLYING      GRANTED TO      PER SHARE                     FOR OPTION TERM(2)
                         OPTIONS        EMPLOYEES       EXERCISE     EXPIRATION    ------------------------
NAME                     GRANTED      IN FISCAL 1999    PRICE($)        DATE          5%            10%
----                    ----------    --------------    ---------    ----------    ---------    -----------
R. Andrew Eckert......   100,000            5.3          $ 7.25       07-07-09     $455,949     $1,155,463
                          75,000(3)        12.9(4)         7.13       09-10-09      336,301        852,254
Bruce M. Blanco.......    20,000(5)         1.1          $21.75       01-19-09     $273,569     $  693,278
                          10,000(5)          .5           13.50       03-15-09       84,901        215,155
                          20,000(5)         1.1            7.25       07-07-09       91,189        231,093
Gerhard F. Burbach....    15,000(5)          .8          $13.50       03-15-09     $126,351     $  322,732
                          75,000            4.0            7.25       07-07-09      341,961        866,597
Ian R. Farmer.........    50,000            2.6          $ 7.25       07-07-09     $227,974     $  577,732
                          15,000(3)         2.6(4)         7.13       09-10-09       67,260        170,451
Neil J. Laird.........    50,000            2.6          $ 6.31       09-10-09     $198,416     $  502,826

---------------
(1) All option grants, except those described in footnotes (3) and (5) below, were made by ADAC under ADAC's 1999 Long-Term Incentive Plan.

(2) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and are not an estimate or projection of future prices or appreciation of ADAC's Common Stock or the actual future value of these options.

(3) Represents grants by ADAC's subsidiary, HCIS, under the 1997 HCIS Stock Option Plan.

(4) Represents percentage of total options granted under the 1997 HCIS Stock Option Plan.

           AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR (1999)
                         AND YEAR-END OPTION/SAR VALUES

     The following table sets forth certain information concerning the exercise of stock options by ADAC's executive officers during fiscal 1999, the "value realized", and the number and value of unexpired stock options at October 3, 1999 which such executive officers can exercise or in the future could exercise.

                                                       NUMBER OF UNEXERCISED       TOTAL VALUE OF UNEXERCISED
                                                       STOCK OPTIONS HELD AT       IN-THE-MONEY STOCK OPTIONS
                           SHARES                         OCTOBER 3, 1999          HELD AT OCTOBER 3, 1999(2)
                         ACQUIRED ON     VALUE      ---------------------------    ---------------------------
NAME                      EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----                     -----------    --------    -----------   -------------    -----------   -------------
R. Andrew Eckert.......      --           --          292,500        280,379         $    --       $249,298
Bruce M. Blanco........      --           --           16,875         60,625              --         45,000
Gerhard F. Burbach.....      --           --           55,000        150,000              --        168,750
Ian R. Farmer..........      --           --           85,000        105,000          37,500        112,500
Neil J. Laird..........      --           --               --         50,000              --        159,350

---------------
(1) The "value realized" is calculated by determining the difference between the fair market value of ADAC Common Stock on the date of exercise of the options and the exercise price of such options.

(2) The value of unexercised stock options is calculated by determining the difference between the closing price of ADAC Common Stock on Friday, October 1, 1999, the last trading day of fiscal 1999, as reported on the Nasdaq Stock Market, of $9.50, and the exercise price of such options.

     Change-In-Control Agreements. The Company has entered into Executive Severance Agreements with Messrs. Eckert, Burbach, Farmer and Laird. These agreements provide for a severance payment and acceleration of the exercisability of the executives' stock options upon a "change in control" of ADAC. A "change in control" is deemed to occur if (a) any "person" or "group" (as defined in or pursuant to

Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of ADAC representing 40% or more of the voting power of the common stock outstanding which votes generally for the election of directors; (b) as a result of market or corporate transactions or shareholder action, the individuals who constitute the Board of Directors of ADAC at the beginning of any period of 12 consecutive months (but commencing not earlier than July 1, 1995), plus any new directors whose election or nomination was approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of such period of 12 consecutive months, cease for any reason during such period of 12 consecutive months to constitute at least two-thirds of the members of such Board; or (c) ADAC sells, through merger, assignment or otherwise, in one or more transactions other than in the ordinary course of business, assets which provided at least 2/3 of the revenues or pre-tax net income of ADAC and its subsidiaries on a consolidated basis during the most recently-completed fiscal year.

     Notwithstanding the foregoing, the following events do not constitute a change in control: any acquisition of beneficial ownership pursuant to (a) a reclassification, however effected, of ADAC's authorized common stock, (b) a corporate reorganization involving ADAC or any of its subsidiaries which does not result in a material change in the ultimate ownership by the shareholders of ADAC (through their ownership of ADAC or its successor resulting from the reorganization) of the assets of ADAC and its subsidiaries, but only if such reclassification or reorganization has been approved by ADAC's Board of Directors or (c) a spin-off by ADAC of all or any portion of the ownership of any subsidiary whereby ADAC's shareholders become shareholders of the subsidiary.

     If a change in control of ADAC occurs, each executive will be entitled to a severance payment equal to 2.99 times the average annual compensation received by each such executive, including base salary, bonuses and other incentive compensation and stock option gains during the sixty-month period ending immediately preceding the calendar year in which the change in control occurs. Such severance payment will not be immediately paid if not later than ten days prior to the change in control, the executive is offered employment by ADAC or its successor corporation on similar terms to those then applicable to the executive as an officer of ADAC and, in such event, the severance payment would be paid to the executive twelve months following the change in control, but only if (i) the executive accepts such comparable employment with ADAC and (ii) the executive is not, during such twelve-month period, terminated for cause. Such a change in control of ADAC will also cause all stock options held by the executive to become immediately exercisable. In the event that the executive (i) purchases the shares subject to the accelerated stock options, (ii) sells the shares so purchased and (iii) is offered comparable employment by ADAC or its successor, the executive must deposit in escrow with ADAC an amount equal to 50% of the difference between his sales proceeds received from the sold shares and his option exercise price. These escrowed funds will be released to the executive from the escrow account if the executive has accepted the comparable employment offer and is not terminated for cause for twelve months after the change in control. If the executive does not accept such comparable employment from ADAC or its successor or is terminated for cause during such twelve-month period, then the escrowed funds are released to ADAC.

COMPENSATION AND MANAGEMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As noted above, the members of ADAC's Compensation Committee are Messrs. Raney and Shea.

                    REPORT OF THE COMPENSATION COMMITTEE ON
                   ANNUAL COMPENSATION OF EXECUTIVE OFFICERS

     The Compensation Committee of the Board of Directors (the "Committee") determines the level of compensation for ADAC's chief executive officer and its other executive officers. The Committee determines the base salary and bonus compensation, and also makes recommendations for the grants of incentive compensation under ADAC's incentive plans.

     The goals of ADAC's compensation program are to structure incentive-based compensation that is closely tied to ADAC's performance and long-term objectives, and to attract, retain and reward qualified executives who contribute to ADAC's success.

     The primary components of ADAC's compensation package are base salary, bonuses and incentive compensation.

     Base Salary. Base salaries of executive officers are determined based upon their level of responsibility, qualifications, level of experience, and individual performance. The Company uses outside consultants to review salary ranges for each executive officer against independent compensation analyses of salaries paid to executive officers in similar positions at comparable companies. Base salary levels are also designed to be competitive with the marketplace.

     Bonus Compensation. The Company's bonus plan provides for cash bonuses based on the accomplishment of individual performance goals, company-wide profit targets and strategic objectives. The objectives are designed to further ADAC's financial and operating performance, implement its strategic business plan, develop new products and maintain and increase market share. Generally, the goals are set at the beginning of the fiscal year based on ADAC's long-term and short-term objectives, and accomplishment of these goals is assessed quarterly and annually. Bonuses range from 0% to 100% of base salary. To be awarded the maximum bonus, the officer must accomplish most or all of the individual objectives and ADAC must achieve its financial objectives for the fiscal year.

     Long-Term Incentive Compensation. The Committee uses grants of stock options and restricted stock to supplement executive officers' base salary and bonus compensation. These grants provide long-term incentives for the achievement of ADAC's strategic objectives and financial and operating goals, and align the executives' interests with those of ADAC's shareholders. The Committee also makes these grants in order to retain and attract high-quality employees in the competitive job market of the Silicon Valley. The incentive program utilizes a vesting schedule to encourage executive officers to maintain a long-term perspective. The sizes of grants are based on the officers' level of responsibility, satisfaction of individual performance objectives, and ADAC's performance.

     Compensation of the Chief Executive Officer. Mr. R. Andrew Eckert has been ADAC's Chief Executive Officer since 1997. Mr. Eckert's overall compensation in fiscal 1999 was based on ADAC's performance, Mr. Eckert's achievement of specified goals, and upon a compensation study of peer organizations conducted by an independent compensation consulting firm. Mr. Eckert's base salary for fiscal 1999 was $500,000. He was also eligible to receive a bonus of up to $300,000. Of this amount, up to $120,000 was payable quarterly based on ADAC's financial results, and up to $180,000 was payable at year-end based on Mr. Eckert's achievement of specified operating and strategic goals, including management development and pursuit of growth opportunities in certain business segments. Based on his level of achievement of these goals, ADAC awarded Mr. Eckert a bonus of $131,250. In addition, ADAC awarded Mr. Eckert a discretionary bonus of $50,000 for his achievement of certain additional objectives, including maintaining ADAC's business momentum and improving ADAC's infrastructure and internal controls. Mr. Eckert also received long-term incentive compensation consisting of 100,000 shares of restricted stock, and stock options for a total of 100,000 shares of Common Stock of ADAC and 75,000 shares of common stock of ADAC Healthcare Information Systems, Inc. in accordance with the Committee's philosophy set forth above under "Long-Term Incentive Compensation."

     This report on executive compensation has been furnished by the following members of the Compensation Committee of ADAC's Board of Directors:

                                          Dennis R. Raney
                                          Edmund H. Shea, Jr.

     The foregoing Report on Executive Compensation shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that ADAC specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                               PERFORMANCE GRAPH

     The following graph sets forth ADAC's total cumulative shareholder return as compared to the NASDAQ Stock Market (U.S.) Index and the Standard and Poor's Health Care (Medical Products and Supplies) Index for the period September 30, 1994 through September 30, 1999. Total shareholder return assumes $100 invested at the beginning of the period in ADAC's Common Stock, the stocks represented in the NASDAQ Stock Market (U.S.) Index and the stocks represented in the Standard and Poor's Health Care (Medical Products and Supplies) Index, in each case on a "total return" basis assuming reinvestment of dividends.

                                                                               NASDAQ STOCK MARKET      S & P HEALTH CARE MEDICAL
                                                    ADAC LABORATORIES                (U.S.)               PRODUCTS & SUPPLIES)
                                                    -----------------          -------------------      -------------------------
9/94                                                     100.00                      100.00                      100.00
9/95                                                     150.63                      138.07                      161.54
9/96                                                     259.91                      163.85                      194.19
9/97                                                     241.34                      224.97                      240.16
9/98                                                     309.95                      228.78                      289.74
9/99                                                     126.72                      371.62                      324.00

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Dr. David Rollow, a director of ADAC, also serves as a consultant to ADAC at a rate of $15,000 per month.

                                                                         ANNEX B

                                      LOGO

                                                        BEAR, STEARNS & CO. INC.

                                                                 245 PARK AVENUE
                                                        NEW YORK, NEW YORK 10167
                                                             TEL: (212) 272-2000

                                                               ATLANTA -- BOSTON
                                                CHICAGO -- DALLAS -- LOS ANGELES
                                                       NEW YORK -- SAN FRANCISCO

                                          SAO PAULO -- LONDON -- PARIS -- GENEVA
                                       BEIJING -- HONG KONG -- SHANGHAI -- TOKYO

November 12, 2000

The Board of Directors
ADAC Laboratories
540 Alder Drive
Milpitas, California 95035

Gentlemen:

     We understand that ADAC Laboratories ("ADAC"), Philips Holding USA Inc. ("Philips") and Academy Acquisition Company, a wholly-owned subsidiary of Philips ("Merger Sub") have entered into an Agreement and Plan of Merger (the "Agreement") dated November 12, 2000, pursuant to which Merger Sub will make a cash tender offer (the "Offer") to acquire all of the outstanding common stock of ADAC at a purchase price per share of $18.50 in cash (the "Purchase Price"). The Offer will be followed by a merger of Merger Sub with and into ADAC (the "Merger"), in which the remaining shares will be purchased for the Purchase Price (the Offer and the Merger are collectively referred to herein as the "Transaction"). You have provided us with a copy of the proposed Agreement in substantially final form.

     You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of ADAC.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed a draft of the Agreement in substantially final form;

     - reviewed ADAC's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended September 30, 1997 through 1999, its Quarterly Report on Form 10-Q for the period ended July 2, 2000 and its Reports on Form 8-K for the three years ended November 10, 2000;

     - reviewed certain operating and financial information, including projections, provided to us by management relating to ADAC's business and prospects;

     - met with certain members of ADAC's senior management to discuss ADAC's business, operations, historical and projected financial results and future prospects;

     - reviewed the historical prices, trading multiples and trading volume of the common shares of ADAC;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to ADAC;

     - reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to ADAC;

     - performed discounted cash flow analyses based on the projections for ADAC furnished to us; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by ADAC. With respect to ADAC's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of ADAC as to the expected future performance of ADAC. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior managements of ADAC that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

     In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of ADAC, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with ADAC, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on ADAC.

     We have acted as a financial advisor to ADAC in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. Bear Stearns has been previously engaged by ADAC to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of ADAC for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of ADAC and does not constitute a recommendation to the Board of Directors of ADAC or any holders of ADAC common stock as to how to vote in connection with the Transaction or whether to tender their shares in the Offer. This opinion does not address ADAC's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for ADAC or the effects of any other transaction in which ADAC might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any offer to purchase and/or any proxy statement to be distributed to the holders of ADAC common stock in connection with the Offer or Merger, as the case may be. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the shareholders of ADAC.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By:
                                            ------------------------------------
                                                  Senior Managing Director

                                       B-2